

Creating a Preeminent Pure-Play Eagle Ford E&P

March 2024

Kimmeridge's Proposal

- Kimmeridge is proposing a combination of SilverBow Resources ("SilverBow" or "SBOW") and Kimmeridge Texas Gas ("KTG"), with an additional $500MM equity injection to form the largest public pure-play Eagle Ford gas operator ("CombineCo").

- Kimmeridge will contribute KTG's assets at $1.1Bn of equity value and will be issued CombineCo stock at $34/share, a 21% premium to the 30-day VWAP[1]. The incremental capital will be used to pay down debt, position the company to be a consolidator of choice, and allow CombineCo to institute a $1.70/share dividend policy in 2025, providing a 5% yield on the transaction price.

- The proposed transaction is accretive to EV/EBITDA, EV/boepd, and EV/boe of reserves, and has the potential to unlock $2Bn of value by trading in-line with peers[2].

- With material overlap in operations, Kimmeridge anticipates capturing ~$40MM of annual synergies with approximately $5MM from G&A, $12-15MM from financing benefits, and $20-25MM from operating synergies.

- CombineCo will mirror the governance and environmental commitments of Civitas Resources, a prior Kimmeridge investment. The company will have 9 directors, 7 of whom will be independent. It will have increased management and board alignment with shareholders and will be net zero in 2025.

- The transaction will be equity backstopped by Kimmeridge funds. Barclays, RBC Capital Markets and other lenders have provided highly confident letters with respect to the debt consideration required to facilitate the transaction. It is anticipated the transaction would close in 3Q 2024, subject to customary regulatory approvals.

---

[1] 30-day VWAP is $28.12/share as of 3/11/24 close per Bloomberg.
[2] EV/EBITDA and EV/boepd are based on 2025 estimates. Peers as defined on page 7. Upside potential calculated assuming CombineCo trades at 4.2x EV / 2025E EBITDA and associated forecasted debt.

A Transformational Opportunity

Kimmeridge

With scale and relevance, CombineCo will be a preeminent Eagle Ford operator and a partner of choice for future consolidation.

- **$3.6Bn Enterprise Value**
- **~900 MMcfe/d Est. July 1 Production**
- **Proved Reserves of ~5.0 Tcfe**
- **370,000 Net Acres**
- **~1,600 Locations**
- **~$1.4Bn 2025E EBITDA[1]**
- **~$375MM 2025E FCF[2]**
- **Annual Synergies of ~$40MM**
- **YE 24E Net Leverage: 0.9x EBITDA**
- **LNG Throughput Capacity: 2 mtpa**



NM
TX
Medina
Bexar
Wilson
Gonzales
Lavaca
De Witt
Zavala
Frio
Atascosa
Karnes
Victoria
Goliad
Dimmit
La Salle
Bee
Refugio
Live Oak
McMullen
TX
San Patricio
Jim Wells
Nueces
Duval
Webb
Kleberg
MEXICO
Kimmeridge
SBOW
Fluid Windows
Black Oil
Volatile Oil
Condensate
Wet Gas
Dry Gas

Source: CombineCo metrics per Kimmeridge internal estimates at consensus pricing. Reserves shown as of YE 2023 at SEC pricing.
[1] EBITDA at consensus pricing.
[2] FCF defined as Hedged EBITDA less interest expense, capital expenditures, and change in net working capital.

A Stronger Balance Sheet to Unlock Value for All



Kimmeridge

The proposed combination creates significant value for SilverBow's existing shareholders.

- Combines KTG's assets with SBOW and pays down $500MM of CombineCo debt
- Provides access to the high-yield market, materially lowers cost of debt, and effectively pulls forward 3 years of debt repayment
- Accretive on EBITDA and leverage metrics, and provides a clear path to a dividend policy

✓ Indicates accretion to existing shareholders.

Illustrative Pro Forma Capitalization as of 6/30/24E

$MM unless noted	SBOW	KTG	Financing	CombineCo
Cash	**$1**	**$3**		**$4**
Debt				
Credit Facility	$653	$323	($650)	$326
2nd Lien Notes	$500	–	($500)	–
New High Yield	–	–	$750	$750
Total Debt	**$1,153**	**$323**		**$1,076**
Net Debt	*$1,152*	*$321*		*$1,073*
Deferred Payment Liability	$50	–	–	$50
Total Net Obligations	**$1,202**	**$321**		**$1,123**
Equity Value				
Shares O/S (MM)	26.0	–	47.1	73.1
Share Price ($ / sh)	$34.00	–	$34.00	$34.00
Equity Value	**$884**	**$1,100**		**$2,484**
Enterprise Value	**$2,086**	**$1,421**		**$3,607**
Key 2025E Metrics				
Production (MMcfe/d)	593	495		1,075
EBITDA	$816	$555		$1,375
Key 2025E Multiples				
✓ EV / Production ($ / MMcfe/d)	$3.52	$2.87		$3.36
✓ EV / EBITDA (x)	2.6x	2.6x		2.6x
✓ LTM Net Debt / EBITDA (x)	1.0x	0.6x		0.6x
✓ Dividend Yield (%)	–	–		5%

Note: KTG valuation metrics based on Kimmeridge's internal model; SBOW valuation metrics based on Kimmeridge projected capitalization as of 6/30/24 and consensus estimates. Deferred payment liability related to recent South Texas acquisition. CombineCo dividend yield based on implied equity value post-transaction.

Built to Deliver on the New E&P Business Model



Scale	• Eagle Ford's largest public pure-play operator on a gross production basis, with 5 rigs running • Natural transaction partner for subscale Eagle Ford companies
Quality	• Front end of the cost curve gas assets anchored by Eagle Ford and Austin Chalk plays • 14 years of high-quality inventory poised to supply LNG demand growth[1]
Free Cash Flow	• Target reinvestment rate of 65% on a through-cycle basis • Cash returns to shareholders beginning 2025 through dividends and opportunistic buybacks
Margins	• Improved liquids realizations • Margin uplift to gas from LNG integration
Balance Sheet Strength	• 0.9x net debt to EBITDA by year-end 2024[2] • Revised capital structure to allow for maximum flexibility
Integrated to LNG	• 2 mtpa of contracted capacity through Commonwealth LNG • Access to global prices, increasing margins and reducing volatility
Commitment to Sustainability	• Achieve net-zero greenhouse gas (GHG) emissions in 2025 • Pursue gas certification
Best-in-Class Governance	• Higher equity ownership for management, linking compensation to absolute TSR • Refreshed, declassified board of directors

[1] High-quality defined as sub-$3.00 breakeven.
[2] Based on consensus pricing.

Creating a Preeminent Eagle Ford Pure-Play

CombineCo will be the only public pure-play Eagle Ford gas producer of scale.



Net Acres (000s)



Proven Reserves (Tcfe)



2025E Net Production (MMcfe/d)



2025E EBITDA ($Bn)

Source: Peer metrics from public disclosures and FactSet as of 3/1/24.
Note: CombineCo EBITDA shown at consensus pricing. Reserve metrics as of YE 2023 for peers and CombineCo.



Scale Will Make SBOW Investable

Kimmeridge

A successful CombineCo could potentially rerate to $63/share if it traded at the average valuation multiple of peers (4.2x EV / 2025E EBITDA).

($ in millions, unless specified)	KTG	SilverBow	Combine Co	Antero	Range	SM Energy	Magnolia	CNX	Gulfport	Baytex	Comstock	Vital Energy
Share price as of 03/01/2024		$29.79		$25.92	$32.14	$44.50	$23.00	$21.09	$142.00	$3.23	$8.54	$50.81
52 week high		$42.78		$30.49	$37.35	$44.50	$23.75	$23.53	$142.72	$4.66	$13.31	$62.02
52 week low		$20.31		$20.10	$22.88	$25.29	$18.92	$14.56	$71.53	$2.88	$7.28	$40.55
% of 52 week high		*70%*		*85%*	*86%*	*100%*	*97%*	*90%*	*99%*	*69%*	*64%*	*82%*
Equity Value	**$1,100**	**$775**	**$2,375**	**$8,117**	**$7,829**	**$5,199**	**$4,789**	**$3,804**	**$3,132**	**$2,668**	**$2,388**	**$2,119**
Premium Paid	-	109	109	--	--	--	--	--	--	--	--	--
Corporate Adjustments	321	1,202	1,123	1,754	1,576	969	59	1,907	637	1,825	2,677	1,648
Enterprise Value	**$1,421**	**$2,086**	**$3,607**	**$9,871**	**$9,406**	**$6,168**	**$4,848**	**$5,711**	**$3,769**	**$4,493**	**$5,065**	**$3,768**
Select Operating & Financial Metrics												
Acres ('000s)	*148*	*222*	*370*	*515*	*767*	*301*	*577*	*3,818*	*235*	*1,600*	*612*	*251*
Total Proved Audited Reserves (Bcfe)	*2,377*	*2,675*	*5,052*	*18,121*	*17,391*	*3,136*	*1,019*	*8,741*	*4,214*	*1,743*	*4,944*	*1,814*
Total Locations	*819*	*780*	*1,599*	*1,710*	*1,783*	*1,066*	*504*	*1,184*	*190*	*NA*	*779*	*604*
Current % Liquids	*17%*	*43%*	*32%*	*34%*	*30%*	*60%*	*68%*	*9%*	*8%*	*83%*	*0%*	*74%*
2025E Production (MMcfe/d)	495	593	1,075	3,374	2,195	989	563	1,590	1,096	941	1,461	715
2025E EBITDA	$555	$816	$1,375	$1,998	$1,583	$1,874	$998	$1,126	$990	$1,434	$1,419	$1,245
2025E Capex	$443	$577	$896	$868	$627	$1,164	$476	$545	$450	$959	$1,096	$825
2025E Unlevered FCF	$112	$240	$479	$1,130	$956	$710	$522	$581	$541	$474	$323	$420
2024E Net Leverage	0.8x	1.4x	0.9x	1.2x	1.0x	0.6x	(0.2x)	2.0x	0.7x	1.1x	2.5x	1.0x
Select Valuation Metrics												
EV / EBITDA (2025E)	**2.6x**	**2.6x**	**2.6x**	**4.9x**	**5.9x**	**3.3x**	**4.9x**	**5.1x**	**3.8x**	**3.1x**	**3.6x**	**3.0x**
EV / Mmcfe/d (2025E)	$2.87	$3.52	$3.36	$2.93	$4.29	$6.24	$8.61	$3.59	$3.44	$4.77	$3.47	$5.27
Levered FCF Yield (2025E)	5%	15%	15%	12%	9%	11%	9%	10%	15%	13%	0%	15%
Dividend Yield	--	--	5.0%	--	1.0%	1.6%	2.0%	--	--	2.1%	--	--

CombineCo metrics reflect Kimmeridge's internal model and are not a summation of the standalone businesses.

Source: Peer metrics from public disclosures and FactSet as of 3/1/24. Reserve metrics as of YE 2023 for peers and CombineCo.
Note: KTG valuation metrics based on Kimmeridge modeling; SBOW valuation metrics based on Kimmeridge projected capitalization as of 6/30/24 and consensus estimates. SBOW enterprise value inclusive of $50MM deferred acquisition liability. Premium paid reflects difference between offer price and SBOW current share price

The Eagle Ford is Primed for Further Consolidation

The Herfindahl-Hirschman Index (HHI)[1] is a commonly-accepted measure of market concentration (larger numbers indicate higher concentration). HHI-based data demonstrates the Eagle Ford as one of the most disaggregated basins in the US, with numerous roll-up options for a consolidator.



HH Index



Eagle Ford Gross Production by Operator

Source: Enverus, Kimmeridge Analysis.
[1] HHI is calculated by squaring the market share of each competitor in the market and then summing the resulting numbers.

The Eagle Ford Sits at the Front End of the Gas Cost Curve



The Eagle Ford gas window, which includes the Lower Eagle Ford ("LEF"), Middle Austin Chalk ("MAC"), and Lower Austin Chalk ("LAC"), is recognized as one of the lowest-cost sources of natural gas in North America.

- While early in the play's development, initial wells have consistently demonstrated strong EURs/ft (up to 2,000 Mcf/ft), and relatively low drilling costs ($750-1,000/CLAT)

- Coupled with their proximity to the Gulf Coast and key export markets, the assets sit at the front end of the North American cost curve

Natural Gas Breakeven by Play[1]

Play	Breakeven
EF Southern Gas	$2.36
SW PA Rich Gas	$2.53
WV Rich Gas	$2.83
STACK Gas	$2.75
SW PA Dry Gas	$3.14
HV - LA Core	$3.07
NE PA Core	$3.17
NE PA Tier 2	$3.18
HV - North LA	$3.11
HV - Shelby Trough	$3.19
OH Utica Dry Gas	$3.40
WV Dry Gas	$3.63
EF Dry Gas	$4.09
OH Utica Wet Gas	$4.16
HV - North TX	$4.43

Source: JPM Research, Kimmeridge data.
[1] Breakeven calculation based upon PV15.

KTG Materially Expands SBOW's Inventory Life





Kimmeridge

Inventory Life (Years)

Inventory Life (Years)
50
45
40
35
30
25
20
15
10
5
0
<$2.00
$2.00-$2.50
$2.50-$3.00
>$3.00
~2x <$3/Mcfe Inventory Life In CombineCo
EQT
CHK 1
AR
RRC
CNX
CRK
GPOR
SBOW
CombineCo
Gas Average



EV / 2025E EBITDA

EV / 2025E EBITDA (x)
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
4.8x
5.1x
4.9x
5.9x
5.1x
3.6x
3.8x
2.6x
2.6x
4.2x
EQT
CHK1
AR
RRC
CNX
CRK
GPOR
SBOW
CombineCo
Peer Average 2

Source: Enverus, FactSet, and Bloomberg as of 3/1/24.
Note: Inventory life assumes current NTM completion rate per Enverus. CombineCo inventory life assumes ~85 wells per year.
[1] Pro forma for SWN transaction. [2] Peer average based upon peer set as defined on page 7.

CombineCo's Expanded Inventory Offers High Recycle Ratios

Kimmeridge

CombineCo would have over 750 locations exhibiting 200%+ recycle ratios at $70 WTI and $3.50 HH commodity prices. In total, CombineCo would have nearly 1,600 gross locations, 51% of which are from KTG.



400%
350%
300%
250%
200%
150%
100%
50%
0%
Recycle Ratio
0
400
800
1,200
1,600
Gross Locations
KTG
SBOW

	KTG	SBOW
Total Inventory	819	780
Avg. Recycle Ratio	200%	210%

Source: Kimmeridge modeling, public company disclosures.
Note: Recycle ratio calculation as cash flow per boe divided by finding and developing cost per boe.

CombineCo Will Benefit from a Peer-Leading Cost Structure





LTM Operating Expenses ($/boe)[1]

CombineCo expenses ~19% lower than peer average

Peer Average: $9.24

Peer 1 | Peer 2 | Peer 3 | CombineCo | SBOW | Peer 4 | Peer 5 | Peer 6 | Peer 7 | Peer 8 | Peer 9



NTM Hedged EBITDA Margin

CombineCo margin ~24% higher than peer average

Peer Average: 58%

Peer 4 | CombineCo | Peer 6 | SBOW | Peer 7 | Peer 1 | Peer 3 | Peer 2 | Peer 8 | Peer 5 | Peer 9

Source: FactSet, Bloomberg, Company filings; peers' LTM as of 12/31/2023.
Note: Peers include AR, BTE, CNX, CRK, GPOR, MGY, RRC, SM, and VTLE.
[1] Operating expenses include LOE, GP&T, and production taxes.

Transaction Transforms the Balance Sheet

With a de-levered balance sheet and meaningful scale, CombineCo can access the high-yield market, materially lowering the cost of capital. With additional free cash flow, Kimmeridge anticipates further lowering the leverage to 0.6x EBITDA by year-end 2025.



Estimated YE 2024E Net LTM Leverage



Blended Cost of Debt[1]

Note: Consensus as of 3/1/24 used for SBOW and peers; model based on management guidance and internal estimates used for CombineCo.
[1] CombineCo assumes same pricing grid on RBL as current SBOW and 8.75% interest rate on $750MM of high yield notes for illustrative purposes.

CombineCo Will Prioritize Returning Cash Flow to Shareholders

The transaction will de-lever the balance sheet and capture identified synergies. CombineCo will adopt a 65-70% reinvestment rate, while responsibly growing and generating significant free cash.

This free cash flow generation will support a $1.70/share dividend with excess cash targeted for accretive bolt-on acquisitions and opportunistic buybacks.



CombineCo Dividend Yield vs. Peers[1]

CombineCo	5%
Peer 1	2%
Peer 2	2%
Peer 3	1%
Peer 4	1%
Peer 5	0%
Peer 6	0%
Peer 7	0%
Peer 8	0%
Peer 9	0%
SBOW	0%

■ Fixed Dividend   ■ Variable Dividend

Source: Kimmeridge, Enverus, FactSet, public filings.
[1] Dividend yield based on company disclosures and Enverus and FactSet NTM forecast; CombineCo 2025 estimated dividend yield based on implied equity value post-transaction.

CombineCo is Positioned to Supply Growing LNG Demand

CombineCo is strategically positioned to move gas across the Gulf Coast. The asset's low nitrogen content is expected to be critical for blending with Permian gas.



Kimmeridge
Matterhorn
Permian Highway
Transco
TETCO
Gulf Coast Express
Whistler
HSC / Katy
Cameron
Sabine Pass
Golden Pass
Tellurian
Port Arthur
Commonwealth
Henry Hub
Plaquemines
FGT
Delfin
TGP
NGPL
Sinton
ADCC
Corpus
Agua Dulce
Rio Bravo
Valley Crossing
Rio Grande
Glenfarne
KMTP Midstream Buildout
CombineCo Leasehold Position
Transmission Lines (Operational)
Transmission Lines (Under Development)
Gas Condensate Window
LNG Terminals (KEM)
LNG Terminals
Gas Hubs
Freer Station
Dry Gas Window

Source: EIA, Enverus and Kimmeridge.

Integration with LNG Improves Margins

Through integration with LNG, CombineCo can diversify sales, lower volatility, and increase margins.

2028E Sales by Commodity Market



Integrated Margin Opportunity ($/MMBtu)



Source: Bloomberg and Kimmeridge estimates.
Note: Pricing assumptions reflect $3.50 Henry Hub and $9.00 TTF flat pricing.

Leveraging Our Experience to Deliver Net Zero



Kimmeridge has a history of leading strategic consolidation to drive scale, emissions reductions, and sustainable development. Our proven playbook can set CombineCo on a path to become a sustainability leader in the upstream sector. Key pillars and priorities of our approach include:

Carbon Neutrality	Transparency & Accountability	Leadership
• Achieve net-zero GHG emissions in 2025 • Eliminate routine flaring as defined by the World Bank by 2025 • Prioritize operational emissions reductions and set targets • Invest in high-quality carbon removal credits for residual emissions footprint	• Pursue gas certification across the consolidated portfolio • Use emissions monitoring technology to detect and reduce emissions	• Appoint Chief Sustainability Officer to senior leadership team • Create dedicated Board Sustainability Committee for strategy and risk oversight • Tie executive compensation to sustainability performance

Catalyzing Governance Improvements

Kimmeridge

CombineCo will uphold the best governance, accountability, and transparency practices. We prioritize a majority-independent board of recognized leaders with diverse perspectives and expertise, crucial to driving shareholder value.

Proven Leaders to Guide Value Creation

- Highly-qualified director nominees bring relevant experience and expertise to position the company for the future
- Board to be comprised of 4 current SBOW directors and 5 Kimmeridge-nominated directors (4 independent)

	Ben Dell	Doug Brooks	Carrie Fox	Charles Griffie	Kate Minyard
Strategic Transformation	✓	✓	✓	✓	✓	
Shareholder Value Creation	✓	✓	✓	✓	✓	
Operational Excellence	✓	✓	✓	✓	✓	
Sustainability Leadership	✓	✓	✓	✓	✓	
Regulatory / Public Policy	✓	✓	✓	✓	✓	
Risk Management	✓	✓	✓	✓	✓	

Shareholder-Aligned Governance Practices

- ↗ **Declassified board** structure with annual elections for all directors

- ↗ Institute a **7-year term limit** for all directors

- ↗ Align director compensation to shareholders' interests with **pay primarily delivered in equity**

- ↗ Create a Board **Sustainability Committee**

- ↗ **Eliminate existing poison pill** and prohibit adoption of a poison pill without shareholder approval

- ↗ Allow shareholders owning over 10% of outstanding shares to **call special meetings**

Leadership to Execute Vision

CombineCo will draw on top talent from SBOW and KTG. For continuity, Kimmeridge anticipates retaining key members of the SBOW C-suite, while enhancing leadership with additional hires.

Structural Changes:

- Separate the CFO and GC roles to ensure dedicated focus on key responsibilities
- Add Chief Sustainability Officer to oversee robust sustainability strategy
- Add Chief Commercial Officer to oversee marketing and LNG strategy

Proposed CombineCo Organizational Structure

Board of Directors

Chief Executive Officer

| Chief Commercial Officer | Chief Financial Officer | Chief Operating Officer | Chief Sustainability Officer | General Counsel |

Indicates new position

2025 CombineCo Guidance | Transformational Opportunity



Production Volumes:	SBOW Mgmt 2024E Guidance	CombineCo 2025E Guidance
Oil (Mbbls/d)	23.5 - 26.5	27.5 - 31.5
Gas (MMcf/d)	280 - 300	730 - 770
NGL (Mbbls/d)	15 - 17	22 - 26
Total Reported Production (MMcfe/d)	511 - 560	1,040 - 1,110
Total Reported Production (Mboe/d)	85.2 - 93.5	174 - 185
% Gas	*54%*	*70%*
% Liquids	*46%*	*30%*
Resource Counts		
Rigs	2 - 3	4 - 5
Key Operating Items		
Opex ($/mcfe)	~$1.37 - $1.51	~$0.93 - $1.23
Production Taxes (% of Sales)	6% - 7%	6% - 7%
Cash G&A ($MM)	$21 - $22	$35 - $39
Capital Expenditures ($MM)	$470 - $510	$850 - $950
Net Debt to EBITDA (x)	<1.5x	<0.75x
Dividend per Share ($ / share)	–	~$1.60 - $1.80

CombineCo forecasts are based upon Kimmeridge's internal model and public data for SilverBow.

Source: SBOW Guidance per YE 2023 and 4Q23 8-K. CombineCo guidance per Kimmeridge. Opex inclusive of LOE and GP&T costs.



Appendix:

KTG Supplemental Information

About Us

Kimmeridge is an acquirer, developer and operator of US unconventional energy assets at the front end of the cost curve.

- Kimmeridge is an alternative asset manager with approximately $5 billion of assets under management, based in New York and Denver, and focused on the development of low-cost energy assets in the US.

- Kimmeridge is differentiated in its direct investment approach, deep technical knowledge, active portfolio management, and proprietary research/data gathering.

- Kimmeridge is a thought leader in developing the new E&P business model through published research and industry engagement.

- Kimmeridge has also put this theory into practice, taking a leadership role through the bankruptcy of Extraction Oil and Gas, Inc. and mergers with two other DJ Basin players, Bonanza Creek and Crestone Peak, to form Civitas Resources (NYSE: CIVI), Colorado's first carbon-neutral energy producer.

Kimmeridge History in South Texas

Kimmeridge

- KTG's acquisition of Laredo Energy's assets in September 2022 established a large, contiguous core position in the "Dorado Gas Play" surrounded by EOG with ~60,000 net acres and ~140 MMcf/d net production.

- Since 2022, KTG has increased its leasehold organically and through an additional acquisition. Today it has ~148,000 net acres, ~315 MMcfe/d (83% gas, 8% oil, 9% NGL), and is growing production with 3 rigs and a frac crew. KTG has drilled 60 wells and completed 46 wells since September 2022.

- In 2H 2023, KTG signed a multi-year transportation agreement with Kinder Morgan Texas Pipeline LLC, meaningfully enhancing KTG's midstream optionality and enabling the company to deliver natural gas to LNG facilities along the Gulf Coast.

- Kimmeridge also closed a development capital investment in Commonwealth LNG in 2H 2023 and agreed to key terms for gas supply and LNG offtake from the project for 20 years, providing KTG access to 2 mtpa (~286,000 MMBtu/d) of low-cost liquefaction capacity.

- Kimmeridge has grown the KTG team from 25 to 55 employees.

- KTG's 2024 Emissions Management initiatives include enhanced monitoring and tracking technologies, emissions reductions projects (e.g., electrification and replacement of pneumatic devices), a goal of gas certification, and potential CCUS and battery storage solutions.

KTG Laredo Acquisition (September 2022)



KTG's acquisition of Laredo Energy's assets in September 2022 established a large, contiguous core position in the "Dorado Gas Play" surrounded by EOG with ~60,000 net acres and ~140 MMcf/d net production.

Source: Enverus, EIA and Kimmeridge.

KTG Assets Today (March 2024)

Kimmeridge

Since 2022, KTG has increased its leasehold organically and through an additional acquisition. Today it has ~148,000 net acres, ~315 MMcfe/d (83% gas, 8% oil, 9% NGL), and is growing production with three rigs and a frac crew. KTG has drilled 60 wells and completed 46 wells since September 2022.


KTG
SBOW
EOG
Corpus Christi LNG Terminal
Corpus Christi
Three Rivers
Los Angeles
Cotulla
Pearsall
Dilley
Carrizo Springs
Karnes City
Kenedy
Beeville
Portland
Refugio
Goliad
Yorktown
Cuero
George West
Mathis
Robstown
Alice
Freer
San Diego
Benavides
Esri, CGIAR, USGS | Texas Parks & Wildlife, CONANP, Esri, TomTom, Garmin, Foursquare, SafeGraph, METI/NASA, USGS, EPA, NPS, USDA, USFWS | Texas Parks & Wildlife, CONANP, Esri, TomTom, Garmin, Foursquare, SafeGraph
esri

Source: Enverus, EIA and Kimmeridge.

Evolution of the KTG Asset Base

The KTG asset base has evolved meaningfully since the initial purchase of Laredo Energy in 2022. With development of the Webb County acreage, incremental leasing and development, and an additional acquisition, the company has more than doubled production and acreage.

Wells Drilled and Completed Since Acquisition



Net Acres



Net Production Over Time



Note: Current figures as of February 2024.



KTG Drilling Performance

Kimmeridge

Drilling Performance (Days)



2-String
3-String
Austin Chalk
Spud-RR (Days)
Days/10k'
50
40
30
20
10
-
25
20
15
10
5
-
Reuthinger C 109H
Reuthinger B 108H
Reuthinger A 107H
Needmore 438H
Needmore 439H
Needmore 138H
Needmore 139H
Retama Ranch 403H
Retama Ranch 404H
Retama Ranch 405H
Ellen C 406H
Ellen C 405H
Ellen C 404H
Huisache W 124H
Huisache W 123H
Huisache EW B 122H
Ryan Island 1H
Ryan Island 2H
Spud-RR (Days)
Days/10k'

Drilling Performance (Cost)



2-String
3-String
Austin Chalk
Drilling Cost ($)
$/MD
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
600
500
400
300
200
100
-
Reuthinger C 109H
Reuthinger B 108H
Reuthinger A 107H
Needmore 438H
Needmore 439H
Needmore 138H
Needmore 139H
Retama Ranch 403H
Retama Ranch 404H
Retama Ranch 405H
Ellen C 406H
Ellen C 405H
Ellen C 404H
Huisache W 124H
Huisache W 123H
Huisache EW B 122H
Ryan Island 1H
Ryan Island 2H
Drilling Cost ($)
$/MD

Cost Drivers

- Casing prices have decreased over the last six months
- Improved bottom hole assembly ("BHA") runs lowering days to drill
- Since adjusting to a shallower intermediate casing, drilling efficiency has improved materially

Cost Reduction Efforts

- Deep set surface and engineering study confirms portion of field viable for 2-string LEF well design
- First successful Vertical-Curve-Lateral run on Huisache W 124H with >9,000' run
- Larger hole design will increase drilling speeds

Rig Status

- H&P 431
  - Under contract until Oct 24
- H&P 424
  - Month-to-month
- Nabors 887
  - Month-to-month

Source: Kimmeridge.
Note: Wells shown in chronological order.

KTG Completion Performance



Completion Efficiency



Completion Costs



Recent Milestones

- 4Q23 average of 8.6 stages/day and 17.9 pumping hours/day

- Successfully completed the first Lower Austin Chalk well for KTG

- Record pumping hours per day record on Needmore with 19.5 hours per day and 12 days with 20+ hours

- Record stages per day record on Apollo with 11 stages and ~5.3 million pounds of sand on 2/7/24

- Cumulative dual fuel savings of $1.8M and 2,480 tons of CO_2 since onboarding ProFrac's Tier 4 dual fuel fleet

- Continue to recycle almost 100% of produced water

Frac Costs ($/lbm pumped)



Source: Kimmeridge.
[1] Reuthinger 5-well pad efficiency is normalized to remove downtime due to fiber optic operations.

Comparison of Deep Wells by Operator in Texas

- Using Enverus well performance data, Texas Comptroller D&C costs derived from tax filings, and our own KTG dataset, we were able to compare 92 wells drilled across Texas at depths >12,000 ft TVD from 2018-1Q23[1].

- This dataset primarily covers the Eagle Ford gas window, the Haynesville (Texas side), and the Delaware Basin.

- KTG is one of the most active operators (30 wells drilled in this dataset) and has the 8th lowest F&D on $/Mcfe basis. SBOW's F&D is very high for wells at this depth.

- KTG has developed significant expertise in drilling deep gas wells, including its recent Armadillo well in McMullen County (14,000 ft TVD, EUR ~2,000 Mcf/ft)

- KTG's F&D has come down further since this dataset was collated (lagged data for Texas Comptroller submissions) with a target of $1.00-$1.20/Mcfe for 2024.



Source: Enverus, Kimmeridge.
[1] No Texas Comptroller data available for the bulk of 2023 wells.

KTG is Drilling Some of the Deepest Wells in North America



KTG has drilled 42 horizontal wells in the top 5% (>12,600 ft TVD) of deepest wells in North America, with its Armadillo 1H well in the top 0.9% of deepest wells.

Armadillo 1H at 13,937' TVD

>12,600 ft TVD = 5th percentile

>12,000 ft TVD = 7th percentile

>11,500 ft TVD = 13th percentile

Legend: ■ All North American Wells ■ KTG Wells

Total # Hz wells	175,733	Percentile
>12,600 TVD	8,758	5.0%
>12,000 TVD	12000	6.8%
>11,500 TVD	22,661	12.9%
>11,000 TVD	34,360	19.6%
>10,000 TVD	61,349	34.9%

Source: Enverus, Kimmeridge.
Note: Dataset of >175,000 wells limited to 2007 onwards and horizontal wells with at least 5,000 ft TVD and 3,000 ft lateral length.

KTG and SBOW Recent Well Performance



The P50 result of wells drilled by both operators within the dry gas window since 2018 is within 1% on estimated ultimate recoveries. KTG has demonstrated a tighter spread of results over the same period with a P10:P90 ratio of 2.8, compared to SilverBow's 4.2.

Long Lateral Average Cumulative Profile (Bcf)



Long Lateral Normalized Cumulative Gas (Bcf)



Source: Enverus, Kimmeridge.

KTG Hedging Summary



	1Q24 (3 months)	2Q24 (3 months)	3Q24 (3 months)	4Q24 (3 months)	1Q25 (3 months)	2Q25 (3 months)	3Q25 (3 months)	4Q25 (3 months)	1Q26 (3 months)	2Q26 (3 months)	3Q26 (3 months)	4Q26 (3 months)
NYMEX HH Gas												
Swaps												
Gas (MMBtu/d)	74,451	145,000	145,000	65,435	16,889	30,000	30,000	19,891	60,333	50,000	50,000	50,000
Wt. Avg. Price	$2.96	$3.08	$3.23	$3.18	$3.16	$3.56	$3.75	$4.01	$4.46	$3.52	$3.73	$4.16
Collars												
Gas (MMBtu/d)	10,000	10,000	10,000	10,000	50,000	50,000	50,000	50,000	–	–	–	–
Wt. Avg. Ceiling	$6.19	$6.19	$6.19	$6.19	$4.76	$4.76	$4.76	$4.76	–	–	–	–
Wt. Avg. Floor	$4.25	$4.25	$4.25	$4.25	$3.50	$3.50	$3.50	$3.50	–	–	–	–
HSC Fixed												
Swaps												
Gas (MMBtu/d)	82,418	–	–	82,880	138,111	125,000	125,000	135,109	239,667	95,000	95,000	95,000
Wt. Avg. Price	$3.87	–	–	$3.61	$4.22	$3.17	$3.43	$3.81	$4.25	$4.00	$4.00	$4.00
NYMEX WTI Oil												
Swaps												
Oil (Bbls/d)	–	11	11	–	966	900	834	800	–	–	–	–
Wt. Avg. Price	–	$71.85	$71.20	–	$71.64	$71.15	$70.24	$70.00	–	–	–	–
Collars												
Oil (Bbls/d)	2,234	1,900	1,701	1,534	–	–	–	–	–	–	–	–
Wt. Avg. Ceiling	$82.88	$79.38	$76.54	$74.21	–	–	–	–	–	–	–	–
Wt. Avg. Floor	$70.00	$70.00	$70.00	$70.00	–	–	–	–	–	–	–	–

Source: Kimmeridge

This presentation is for discussion and general informational purposes only and is not meant to be relied upon in making any investment or other decision. The views expressed herein represent the opinions of Kimmeridge Energy Management Company, LLC and its principals and affiliates ("Kimmeridge") as of the date hereof and are subject to change. In addition, this presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security.

All of the information and data included in this presentation regarding SBOW is based on publicly available information such as financial statements, presentations, press releases and other publicly available information. Kimmeridge principals and employees have performed the analysis and reviews of the such data and information independently. However, it is possible that others could disagree and conduct analysis that leads to different results. We reserve the right to change any of the opinions and views set out in this presentation as we deem appropriate and without any obligation to make market updates or notifications either through public filings or on our or any website. Certain data and analysis presented herein is based on or derived from filings made by SBOW with the U.S. Securities and Exchange Commission (SEC) or other regulatory agencies or from third party reports or analysis and Kimmeridge is not responsible or liable for any information obtained from SEC filings or third parties.

The information set out in this presentation has not been prepared or calculated in accordance with U.S. generally accepted accounting principles (GAAP) and has not been audited by an independent registered public accounting firm. There can be no assurance that any of the recommendations proposed by Kimmeridge will actually yield the planned results if implemented either in whole or in part. This presentation and the information set out herein is not intended to predict any particular financial result, trading price or market value of the equity securities of any company including SBOW. The ideas and analysis in this presentation are for informational purposes only and are in no way a guarantee that any particular financial result or performance will be obtained and this information should not be relied upon to indicate as such. This presentation contains ideas, analysis and proposals that are the result of reasonable assumptions used by Kimmeridge as of the date of this presentation. SBOW's performance, including financial results and share price performance, may differ materially from the estimates and analysis set out in this presentation.

The information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Kimmeridge as of the date hereof and therefore such information may be deemed to constitute forward-looking statements which are subject to change without notice at any time. Such forward-looking statements may be based on certain assumptions and may involve certain risks and uncertainties, including risks and changes affecting industries generally and SBOW and KTG specifically. Given the inherent uncertainty of projections and forward-looking statements, investors should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Kimmeridge's use herein does not imply an affiliation with, or endorsement by, the owners of these services marks, trademarks and trade names or the goods and services sold or offered by such owners. Kimmeridge is an independent investment advisor, and its opinions in this presentation are not those of SBOW and have not been authorized, sponsored or otherwise approved by SBOW.

Important Information

KEF Investments, LP ("KEF Investments"), KEF Fund V Investments, LP ("KEF Fund V"), Kimmeridge Energy Management Company, LLC ("KEMC"), Benjamin Dell, Alexander Inkster, Neda Jafar, Denis Laloy, Noam Lockshin, Henry Makansi, Neil McMahon, Douglas E. Brooks, Carrie M. Fox and Katherine L. Minyard (all of the foregoing, collectively, the "Participants") intend to file a definitive proxy statement and accompanying proxy card (the "Proxy Statement") with the Securities and Exchange Commission (the "SEC") to be used to solicit proxies in connection with the 2024 annual meeting of shareholders (the "Annual Meeting") of SilverBow Resources, Inc. (the "Company"). Shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies with respect to the Company by the Participants as they become available because they will contain important information. They will be made available at no charge on the SEC's website, https://www.sec.gov/.

KEMC may be deemed to "beneficially own" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) 3,281,356 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") (including 100 shares held in record name by each of KEF Investments and KEF Fund V). None of the other Participants beneficially own any securities of the Company.

Additionally, on March 13, 2024, KEMC delivered to the Company's Board of Directors a non-binding proposal to merge Kimmeridge Texas Gas, LLC with the Company's existing assets and inject $500M of fresh equity capital in exchange for shares of the combined public company at a price of $34 per share of Common Stock.

Disclaimer

Kimmeridge

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains "forward-looking statements". Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Kimmeridge underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Kimmeridge that the future plans, estimates or expectations contemplated will ever be achieved.